FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                February 12, 2004

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)
                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423450
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....

                                                               February 12, 2004

OAO Tatneft has issued today the following press-release:

                                  Press Release
                                  -------------

       Pursuant to the provisions of the Sarbanes-Oxley Act (2002) and the requirements of U.S. and Russian securities market regulation laws, OAO Tatneft has been working on conforming its corporate governance and disclosure practices to generally accepted standards. In early February 2004, at a meeting of executive officers of OAO Tatneft, V.I. Gorodni, Deputy General Director and Head of Property Department, made a report on compliance with OAO Tatneft's approved Corporate Governance Code, which includes sections on property management, information disclosure, corporate culture, etc. In accordance with the Code, an audit committee and a disclosure committee of OAO Tatneft's Board of Directors have now been established and are functioning. The Corporate Governance Code is currently being studied within the Tatneft group, and appropriate employee certification in the company's structural and subsidiary subdivisions will be conducted in the future.
       On February 3, 2004, OAO Tatneft's audit committee met for the first time, chaired by R.R. Gaizatullin, Member of the Board of Directors of OAO Tatneft and Minister of Finance of the Republic of Tatarstan, with the following committee members being present: A.A. Sokolov, Member of the Board of Directors of OAO Tatneft and Chairman of the Executive Committee of Bank Zenit; R.Kh. Muslimov, Member of the Board of Directors of OAO Tatneft and state counsel to the President of the Republic of Tatarstan on subsoil use, oil and gas matters.
       A number of organizational matters were considered at the meeting: the chairman of the audit committee was elected and the issue of OAO Tatneft's external auditor was discussed. A working group consisting of representatives of the company's management was created to assist the audit committee in performing its functions.

       Work on implementing advanced corporate governance practices will continue in 2004. New committees of the company's Board of Directors - a corporate governance committee and a personnel and compensations committee - are expected to be established as required by the Russian and U.S. exchanges on which OAO Tatneft shares are listed. The group of independent directors within the Board of Directors will be strengthened. The Company's shareholders have nominated 16 candidates to the Board of Directors of OAO Tatneft, including independent directors. A new Board of Directors will be elected at the next annual shareholders' meeting of the company.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            OAO TATNEFT

                                            By:  /Victor I. Gorodny/
                                               ---------------------------------
                                               Name: Victor I. Gorodny
                                               Title: Deputy General Director -
                                               Head of Property Department
Date:    February 12, 2004